SECURITIES AND EXCHANGE COMMISSION

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             J BIRD MUSIC GROUP LTD.
              -----------------------------------------------------
                                  COMMON STOCK

                                 NOT APPLICABLE

                                   46611G207
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                                396 DANBURY ROAD
                                   SUITE 301
                                WILTON, CT 06897
                                 (203) 255-1826
              -----------------------------------------------------

                              SEPTEMBER  20, 2002
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

       HENRY VAL

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power: 400,000

(8)  Shared Voting Power: 0

(9)  Sole Dispositive Power: 400,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):  6.05%

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

J Bird Music Group Ltd.
Common Stock, $0.001 par value.
396 Danbury Road
Suite 301
Wilton, CT  06897

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:         Henry Val

(b) Address:      133 Wyncrest Road
                  Marlboro, New Jersey 07746

c)  Consultant

(d)     None.

(e)     None.

(f)     Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Henry Val, acquired the shares of Issuer on September 12, 2002 pursuant to a stock option agreement subscribing to 2,500,000 shares at a purchase price of $.10 per share from his personal funds. He previously received 400,000 shares for $20,000.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of the stock options by the Reporting Person is for compensation as an officer and director by the Reporting Person. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Henry Val previously acquired 400,000 of the issued and outstanding common shares of the Issuer. If the 2,500,000 stock options are exercised, Mr. Val shall have 2,900,000 of the issued and outstanding common shares of the Issuer or 31.82%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 20, 2002      Signature: /s/ Henry Val
                                         -----------------------
                                             HENRY VAL